Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(Dollars in thousands)
Fixed Charges:
Interest expense	$55,766	$112,166	$216,577	$172,206	$182,802	$131,529	$155,378
Capitalized interest	—	7,267	5,737	1,457	4,127	2,704	4,639
Portion of rent expense representative of interest	246	296	436	412	367	272	293

Total fixed charges	$56,012	$119,729	$222,750	$174,075	$187,296	$134,505	$160,310

Earnings:
Income from continuing operations before income taxes	$50,765	$122,061	$122,832	$111,152	$72,412	$49,590	$94,692
Fixed charges from above	56,012	119,729	222,750	174,075	187,296	134,505	160,310
Less capitalized interest from above	—	(7,267)	(5,737)	(1,457)	(4,127)	(2,704)	(4,639)
Amortization of capitalized interest	—	—	283	384	397	289	427

Earnings (as defined)	$106,777	$234,523	$340,128	$284,154	$255,978	$181,680	$250,790

Ratio of earnings to fixed charges	1.91x	1.96x	1.53x	1.63x	1.37x	1.35x	1.56x

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